Exhibit 99.58

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”)
90 Eglinton Avenue East
Suite 805
Toronto, ON
M4P 2Y3

Item 2	Date of Material Change

August 30, 2020

Item 3	News Release

A news release with respect to the material change was disseminated by the Company on August 31, 2020 through GlobeNewsWire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Enthusiast Gaming completed the previously announced acquisition (the “Acquisition”) of Omnia Media, Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) on August 30, 2020. In connection with the Acquisition, Enthusiast Gaming appointed Robb Chase to the board of directors of the Company.

Enthusiast Gaming completed the previously announced related public offering (the “Offering”) of common shares in the capital of the Company (“Common Shares”) on August 31, 2020, including the exercise of the over-allotment option in full, issuing 11.5 million Common Shares at a price of $1.50 per Common Share, for gross proceeds of $17.25 million.

Item 5	Full Description of Material Change

Acquisition of Omnia

The Acquisition closed on August 30, 2020. Enthusiast acquired 100% of the issued and outstanding shares of Omnia from Blue Ant for consideration consisting of 18.25 million Common Shares (the “Share Consideration”), $11.0 million in cash (the “Cash Consideration”), subject to adjustments, and a vendor-take-back note (“VTB”) with a face value of $5.75 million.

The Share Consideration is subject to a four month hold period in accordance with applicable securities laws expiring on January 1, 2021 as well as a contractual lock- up with 50% released in 180 days; 25% in 270 days; and 25% in 360 days. The VTB has a face value of $5.75 million, which bears a 9.0% annual interest rate and carries a maturity of 36 months.

Enthusiast appointed Robb Chase, chief financial officer of Blue Ant, to serve on its board of directors pursuant to a nomination rights agreement (the “Nomination Agreement”) entered into in connection with the Acquisition. The Nomination Agreement entitles Blue Ant to nominate a director to the board of directors of Enthusiast Gaming until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

The Offering

In connection with the closing of the Acquisition, Enthusiast Gaming completed the Offering on August 31, 2020, issuing 11.5 million Common Shares at a price of $1.50 per Common Share, for gross proceeds of $17.25 million, which includes the Common Shares issued pursuant to the fully exercised over-allotment option.

The net proceeds of the Offering were used to fund the Cash Consideration, certain costs related to the Acquisition and for general corporate purposes.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Alex Macdonald
Chief Financial Officer
416.623.9360.

Item 9	Date of Report

September 3, 2020